UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

PENINSULA ACQUISITION CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	000-55832	82-1858829
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road, Suite 324A, Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

(561) 989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: April 15, 2019

Peninsula Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, Florida 33431
Tel: (561) 989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

April 15, 2019

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Peninsula Acquisition Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PENINSULA ACQUISITION CORPORATION. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, President and Director of Peninsula Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431; telephone: (561) 989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Secretary and Director

Boca Raton, Florida
April 15, 2019

INTRODUCTION

This Information Statement is being mailed to the holders of record as of April 12, 2019 of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Peninsula Acquisition Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and 3-V Biosciences, Inc., a Delaware corporation (“3-V Bio”), pursuant to which Merger Sub will merge with and into 3-V Bio, with 3-V Bio continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger will occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, 3-V Bio and Merger Sub (the “Merger Agreement”). This Information Statement is being mailed on or about April 15, 2019 to the holders of record of our Common Stock as of April 12, 2019.

The terms of the proposed Merger Agreement provide, among other things, that each outstanding share of 3-V Bio common stock would be converted into 0.033432 shares of our Common Stock. This conversion ratio is an estimate only and the final conversion ratio will be determined pursuant to the Merger Agreement.

The Merger Agreement also contemplates a change in the composition of the entire Board at the effective time of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14f-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders (the “New Board Effective Date”). Pursuant to the terms of the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to ten (10) and will elect David M. Mott, Xufang Duan, M.D., Ph.D., Jason Fuller, Ph.D., George Kemble, Ph.D., Merdad Parsey, M.D., Ph.D., Gordon Ringold, Ph.D., Richard Rodgers, Beth Seidenberg, M.D., Jinzi Wu, Ph.D., and James F. Young, Ph.D. to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record as of April 12, 2019 on or about April 15, 2019.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of April 12, 2019, there were 2,307,699 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of a proposed Merger Agreement by and among the Company, Merger Sub and 3-V Bio, at the Effective Time of the Merger, 3-V Bio will become our wholly-owned subsidiary.

The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock issued to the former 3-V Bio stockholders will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time, which will be no earlier than the New Board Effective Date. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to ten (10), and will elect David M. Mott, Xufang Duan, M.D., Ph.D., Jason Fuller, Ph.D., George Kemble, Ph.D., Merdad Parsey, M.D., Ph.D., Gordon Ringold, Ph.D., Richard Rodgers, Beth Seidenberg, M.D., Jinzi Wu, Ph.D., and James F. Young, Ph.D. to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officer and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by 3-V Bio prior to the New Board Effective Date.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officer:

Name	Age	Position
Ian Jacobs	42	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mark Tompkins	56	Director

Ian Jacobs has served as President, Chief Executive Officer, Chief Financial Officer, Secretary and as a director of the Company since inception. Mr. Jacobs has also served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and director of Malo Holdings Corporation since December 2018. Mr. Jacobs has also served as a director of Olivia Ventures, Inc. and as its President, Secretary, Chief Executive Officer and Chief Financial Officer since March 2018. Mr. Jacobs served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017 and Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as it seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a director of the Company since inception. Mr. Tompkins has also served as a director of Malo Holdings Corporation and Olivia Ventures, Inc. since December 2018 and March 2018, respectively. Mr. Tompkins served as a director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017 and Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as it seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Mr. Jacobs and Mr. Tompkins’ past experience as executive officers and directors of shell companies which have completed a business combination will be beneficial to the Company as it seeks to carry out its business plan.

Executive Officers and Directors Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be named to the Board and executive management of the Company:

Name	Age	Position(s)
Executive Officers
George Kemble, Ph.D.	58	Director, Chief Executive Officer and Chief Scientific Officer
Dennis Hom	43	Chief Financial Officer and Head of Corporate Development
William McCulloch, M.B., Ch.B., FRCP, FFPM	63	Chief Medical Officer

Non-Employee Directors
David M. Mott	53	Chairman of the Board
Xufang Duan, M.D., Ph.D.	36	Director
Jason Fuller, Ph.D.	41	Director
Merdad Parsey, M.D., Ph.D.	56	Director
Gordon Ringold, Ph.D.	68	Director
Richard Rodgers	52	Director
Beth Seidenberg, M.D.	61	Director
Jinzi Wu, Ph.D.	55	Director
James F. Young, Ph.D.	66	Director

Executive Officers

George Kemble, Ph.D. has served as 3-V Bio’s chief executive officer and a member of its board of directors from October 2015, in addition to serving as chief scientific officer from August 2011. Dr. Kemble will continue in these roles at our company following the Merger. From 2001 through 2011, he held various leadership positions at MedImmune including vice president of research & development for vaccines, senior vice president of research for biologics and general manager of the California operations. Early in his career, he was a research scientist at Aviron from 1993 until 2001 focusing on vaccine technologies. He received his B.S. in biology from Santa Clara University, a Ph.D. from Stanford University from the department of microbiology & immunology and held a postdoctoral research fellowship at University of California, San Francisco. We believe that Dr. Kemble’s experience with scientific programs spanning stages from early research through licensure combined with his leadership of organizations integrating both scientific and business disciplines is important for leadership of this company.

Dennis Hom, has served as 3-V Bio’s chief financial officer and head of corporate development from October 2017. Mr. Hom will continue in these roles at our company following the Merger. From April 2014 until joining 3-V Bio, Mr. Hom was self-employed as a consultant, providing financial advisory services to a number of biotechnology companies, including to 3-V Bio beginning in April 2015. From January 2013 to March 2014, Mr. Hom was vice president, finance and corporate development at Achaogen, Inc. From 2011 to 2012, Mr. Hom was executive director, corporate development at Amgen Inc., a biotechnology company. From 2005 to 2011, Mr. Hom held various positions in mergers and acquisitions, business development and licensing and sales at Novartis, a pharmaceutical and healthcare products company. Prior to Novartis, Mr. Hom worked in investment banking at a number of firms, including six years at J.P. Morgan and predecessor firm Hambrecht & Quist. Mr. Hom holds a B.S. in biology from the Massachusetts Institute of Technology.

William McCulloch, M.B., Ch.B., FRCP, FFPM, has served as 3-V Bio’s chief medical officer from November 2013. Dr. McCulloch will continue in this role at our company following the Merger. From 2009 until joining 3-V Bio, Dr. McCulloch provided clinical development advisory services to a number of biotechnology companies, including 3-V Bio beginning in October 2012, through Alba BioPharm Advisors, Inc., which he founded in 2002. From 2004 to 2009, he was the chief medical officer and later senior advisor at Gloucester Pharmaceuticals, Inc. where he led regulatory strategy and oversaw the conduct of the pivotal trial that led to FDA approval of their HDAC inhibitor, romidepsin (Istodax®). Since 1984, he has held senior positions in large and small pharmaceutical companies (Bristol-Myers, Astra, U.S. Bioscience, Sparta Pharmaceuticals) and a venture capital firm (Pappas Ventures). Previously, he practiced medicine in the United Kingdom, including post- graduate training in internal medicine, hematology and oncology. He holds a medical degree (M.B., Ch.B.) from the University of Glasgow, Scotland, is a member of the American Society of Clinical Oncology, is a fellow of the Royal College of Physicians of Glasgow and also a fellow of the Faculty of Pharmaceutical Medicine of the Royal Colleges of Physicians of the United Kingdom.

Non-Employee Directors

David M. Mott has served as the chairperson of 3-V Bio’s board of directors since July 2009 and will join our board of directors effective upon the Merger. Mr. Mott has served as a general partner of New Enterprise Associates, or NEA, an investment firm focused on venture capital and growth equity investments, since September 2008, where he leads the healthcare investing practice. From 1992 until 2008, Mr. Mott worked at MedImmune Limited, a biotechnology company and subsidiary of AstraZeneca Plc, and served in numerous roles during his tenure including from October 2000 through July 2008 as president and chief executive officer, and previously as chief financial officer, and as president and chief operating officer. During that time, Mr. Mott also served as executive vice president of AstraZeneca Plc from June 2007 to July 2008 following AstraZeneca's acquisition of MedImmune in June 2007. Prior to joining MedImmune, Mr. Mott was a vice president in the healthcare investment banking group at Smith Barney, Harris Upham & Co. Inc. Mr. Mott received a Bachelor of Arts degree from Dartmouth College. Mr. Mott serves as the chairman of the board of directors for Adaptimmune Therapeutics plc, (Nasdaq: ADAP), Ardelyx, Inc. (Nasdaq: ARDX), and Epizyme, Inc. (Nasdaq: EPZM) and Mersana (Nasdaq: MRSN) and serves as a member of the board of Nightstar Therapeutics plc (Nasdaq: NITE). He also serves on the boards of directors of several privately-held life sciences companies, namely: Complexa, Cydan, Polyneuron Pharmaceuticals, and Tiburio Therapeutics. We believe that Mr. Mott's experience in the life sciences industry as a senior executive and venture capitalist and his service on the boards of directors of other life sciences companies provide him with the qualifications and skills to serve as a director.

Xufang Duan, M.D. Ph.D. has served as a member of 3-V Bio’s board of directors since February 2019 and will join our board of directors effective upon the Merger. Dr. Duan has served as the executive director of Qianhai Fund of Funds, a limited liability partnership fund of funds focused on high-tech and high-growth fields, since August 2016. From 2010 until 2016, Dr. Duan worked at Shenzhen Capital Group, a venture capital firm founded by the Shenzhen Municipal Government in August 1999, where she primarily focused on healthcare investing. Dr. Duan received a medical degree from Shanxi Medical University, as well as a Ph.D. in biochemistry from Shanghai Jiao Tong University School of Medicine, and completed her post-graduate training in business administration at South China University of Technology. Dr. Duan serves on the boards of directors or supervisors of several privately-held healthcare companies and venture capital funds, including Guangzhou Kangrui Biological Pharmaceutical Technology Co., Ltd., Lu Daopei Medical Group and C-Bridge Capital. We believe that Dr. Duan is qualified to serve on our board of directors due to her experience investing in biopharmaceutical companies.

Jason Fuller, Ph.D. has served as a member of 3-V Bio’s board of directors since May 2016 and will join our board of directors effective upon the Merger. Dr. Fuller is a Principal at NEA where he focuses on investments in biopharmaceuticals, a position he has held since 2014. Dr Fuller has represented NEA as a director of Galera Therapeutics, Personal Genome Diagnostics, Edimer Pharmaceuticals and is an observer on several other boards including Amplyx, Akouos, ChromaCode, Mirum Pharmaceuticals, Pionyr Immunotherapeutics, Reneo Pharmaceuticals and Senti Biosciences. Prior to joining NEA, Dr. Fuller was a principal at Third Rock Ventures from May 2007 until January 2013, where he helped manage several companies, including as the director of corporate development at Jounce Therapeutics. Dr. Fuller holds a B.S. in chemical engineering from Michigan State University and a Ph.D. from MIT. He received an M.Phil. from the University of Cambridge. We believe that Dr. Fuller is qualified to serve on our board of directors due to his experience in investing in biopharmaceutical companies.

Merdad Parsey, M.D. Ph.D. has served as a member of 3-V Bio’s board of directors since September 2010 and will join our board of directors effective upon the Merger. Dr. Parsey has served as senior vice president of early clinical development at Genentech since 2015. From 2010-2015, Dr. Parsey served as chief executive officer of 3-V Biosciences. Previously, Dr. Parsey joined Genentech in 2006 initially leading the respiratory group and subsequently overseeing early clinical development for the immunology, tissue growth and repair portfolio in 2008. Dr. Parsey received his B.S. in microbiology and immunology at the University of Maryland, his M.D. and Ph.D. in immunology at the University of Maryland at Baltimore. He completed his internal medicine residency at Stanford University and his pulmonary and critical care fellowship at the University of Colorado. He was director of critical care medicine at the NYU School of Medicine and has been in clinical development roles at Merck, Regeneron and Sepracor. We believe Dr. Parsey is well-suited to serve on our board due to his years of experience in clinical drug development, medical practice and extensive scientific experience.

Gordon Ringold, Ph.D. has served as a member of 3-V Bio’s board of directors since March 2009 and will join our board of directors effective upon the Merger. Dr. Ringold has served as the president and chief executive officer of Quadriga BioSciences, Inc., a biotechnology company, since January 2015. From March 2000 to December 2013, Dr. Ringold served as chairman and chief executive officer of Alavita, Inc., a biotechnology company. From June 2001 until September 2016, Dr. Ringold served as a director of Alexza Pharmaceuticals, Inc. (Nasdaq: ALXA). From 1997 to 2013, Dr. Ringold served as a member of the board of directors of Maxygen, Inc., a publicly-traded biopharmaceutical company. Dr. Ringold received a Ph.D. in microbiology from University of California, San Francisco, in the laboratory of Dr. Harold Varmus before joining the Stanford University School of Medicine, department of pharmacology. Dr. Ringold also received a B.S. in biology from the University of California, Santa Cruz. We believe that Dr. Ringold is qualified to serve on our board of directors due to his significant life science industry experience, including as a chief executive officer, and service on other boards of directors of publicly-traded life sciences companies.

Richard Rodgers has served as a member of 3-V Bio’s board of directors since March 2015 and will join our board of directors effective upon the Merger. Mr. Rodgers co-founded Tesaro, Inc. (Nasdaq: TSRO), and served as its executive vice president, chief financial officer, secretary and treasurer from March 2010 until August 2013. Mr. Rodgers previously served as the chief financial officer of Abraxis BioScience, Inc., a biotechnology company, from June 2009 to February 2010. Prior to that, Mr. Rodgers served as senior vice president, controller and chief accounting officer of MGI PHARMA, Inc., a biopharmaceutical company, from 2004 until its acquisition by Eisai Co. Ltd., a pharmaceutical company, in January 2008. Mr. Rodgers has held finance and accounting positions at several private and public companies, including Arthur Anderson & Co. Mr. Rodgers currently serves on the board of directors of Ardelyx, Inc. (Nasdaq: ARDX) and Rexahn Pharmaceuticals, Inc. (NYSE: RNN). Mr. Rodgers received a B.S. in financial accounting from St. Cloud State University and his M.B.A. in finance from the University of Minnesota, Carlson School of Business. We believe that Mr. Rodgers is qualified to serve on our board of directors due to his financial background, significant industry experience, and service on other boards of directors of publicly-traded life sciences companies.

Beth Seidenberg, M.D., has served as a member of 3-V Bio’s board of directors since April 2007 and will join our board of directors effective upon the Merger. Dr. Seidenberg has been a managing director of Westlake Village BioPartners, which she founded in September 2018, and a general partner at Kleiner Perkins, a venture capital firm, since May 2005, where she has primarily focused on life science investing. Dr. Seidenberg was previously the senior vice president, head of global development and chief medical officer at Amgen, Inc., a biotechnology company. In addition, Dr. Seidenberg was a senior executive in research and development at Bristol Myers Squibb Company, a biopharmaceutical company, and Merck & Co., Inc., a healthcare company. Dr. Seidenberg received a B.S. degree from Barnard College and an M.D. from the University of Miami School of Medicine and completed her post-graduate training at Johns Hopkins University and the National Institutes of Health. Dr. Seidenberg serves on the boards of directors of Atara Biotherapeutics, Inc. (Nasdaq: ATRA), Epizyme, Inc. (Nasdaq: EPZM) and several privately held life sciences companies. We believe that Dr. Seidenberg's training as a physician and her experience in the life sciences industry as a senior executive and venture capitalist provide her with the qualifications and skills to serve as a director.

Jinzi Wu, Ph.D., has served as a member of 3-V Bio’s board of directors since February 2019 and will join our board of directors effective upon the Merger. In 2013, Dr. Wu founded Ascletis BioScience Co., Ltd. where he has served as president and chief executive officer since founding. In 2011, he co-founded Ascletis Pharmaceuticals (Hangzhou) Co., Ltd. where he served as chief executive officer from 2011. From June 2008 to February 2011, Dr. Wu served as a vice president of the HIV drug discovery performance unit in the United States of GlaxoSmithKline plc. From June 2004 to June 2008, Dr. Wu served as a vice president of pre-clinical and basic research at Ambrilia (formerly known as Procyon), a global biotech company headquartered in Montreal Canada, where he was mainly responsible for overseeing research and development in areas of anti-viral and anti-cancer drugs. From 2002 to 2004, Dr. Wu served at PhageTech Inc., an antibiotic discovery company, as a vice president of research and development. Dr. Wu also worked at Immunex Corporation as a group leader of small molecule drug discovery in 2002 prior to joining PhageTech Inc. From 1997 to 2000, Dr. Wu served as a senior scientist at Novartis Pharmaceuticals Corporation, a global pharmaceutical company. Dr. Wu received his bachelor’s degree in physiology from Nanjing University in the People’s Republic of China, his master’s degree in physiology from Nanjing University and his Ph.D. in cancer biology from University of Arizona. We believe that Dr. Wu is qualified to serve as a director due to his more than 17 years of experience in pharmaceutical research and development.

James F. Young, Ph.D. has served as a member of 3-V Bio’s board of directors since June 2010 and will join our board of directors effective upon the Merger. Dr. Young has been chairman of the board of Novavax, Inc. since April 2011 and a director since April 2010. Dr. Young has served as the chairman of the board and chief executive officer of Targeted Microwave Solutions, Inc. from 2013 until 2016 and chief executive officer from 2016 until 2018. Dr. Young held the position of president, research and development, at MedImmune, Inc. from 2000 until 2008 and previously served as executive vice president, research and development from 1999 to 2000, senior vice president from 1995 to 1999, and as vice president, research and development from 1989 to 1995. Dr. Young served as director, department of molecular genetics at Smith, Kline and French Laboratories from 1983 until 1989. Dr. Young serves as a member of the board of Origin House, Inc. (OTCMKTS: ORHOF; CSE: OH.CN). Dr. Young received B.S. degrees in general science and biology from Villanova University, as well as a Ph.D. in microbiology and immunology from Baylor College of Medicine. We believe that Dr. Young is qualified to serve on our board of directors due to his years of experience in the fields of molecular genetics, microbiology, immunology, and pharmaceutical development.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement. In connection with the Merger, we expect to enter into a side letter with Ascletis Bioscience Co., Ltd., or Ascletis, an affiliate of which is a significant stockholder of 3-V Bio and had certain board designation rights in 3-V Bio. The side letter is expected to provide that 3-V Bio will agree to nominate for election up to two individuals designated by Ascletis to the Board, so long as Ascletis beneficially owns a certain percentage of our common stock. This right would terminate in connection with certain qualified public offerings of our common stock and the listing of our shares on the Nasdaq, the NYSE or The Hong Kong Stock Exchange, among other items.

The foregoing description of the proposed side letter does not purport to be complete and is qualified in its entirety by the terms of the actual side letter, which has yet to be completed and executed. We plan to file a copy of the executed version of the side letter as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such side letter.

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase to ten (10) members immediately following the Effective Time. Our amended and restated articles of incorporation and amended and restated by-laws provide that the number of directors shall be fixed from time to time by resolution of the Board. The Board is elected at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual shareholder’s meeting.

Transactions with Related Persons

Peninsula Acquisition Corporation

On June 14, 2017, the Company issued (i) an aggregate of 2,157,699 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $23,375 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 150,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $1,625, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person.  The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On May 31, 2017, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall accrue on the outstanding principal amount of the note on the basis of a 360-day year from the date of borrowing until paid in full at the rate of six percent (6%) per annum. In the event that an Event of Default (as defined in the note) has occurred, the entire note shall automatically become due and payable (the “Default Date”), and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of December 31, 2018, the amount due was $75,840 including accrued interest of $4,230, which is reported as a component of accounts payable and accrued expenses.

The Company currently uses the office space and equipment of its management at no cost.

3-V Biosciences, Inc.

As described above, our proposed members of the Board on the New Board Effective Date are David M. Mott, Xufang Duan, M.D., Ph.D., Jason Fuller, Ph.D., George Kemble, Ph.D., Merdad Parsey, M.D., Ph.D., Gordon Ringold, Ph.D., Richard Rodgers, Beth Seidenberg, M.D., Jinzi Wu, Ph.D., and James F. Young, Ph.D, who are current directors of 3-V Bio. In addition, Dr. Kemble, our proposed president, chief executive officer and chief scientific officer following the Merger, is the president, chief executive officer and chief scientific officer of 3-V Bio; Mr. Hom, our proposed chief financial officer, treasurer and head of corporate development following the Merger, is the chief financial officer, treasurer and head of corporate development of 3-V Bio; and Dr. McCulloch, our proposed chief medical officer following the Merger, is the chief medical officer of 3-V Bio.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Under such definition, one of our current directors, Ian Jacobs, would not be considered independent as he also serves as an executive officer of the Company. In addition, following the proposed Merger, George Kemble would not be considered independent as he will serve as an executive officer of the Company.

Board Meetings; Annual Meeting Attendance

The Company was formed on May 31, 2017 and selected June 30 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended June 30, 2018. The Board has conducted all of its business and approved all corporate action during the fiscal year ended June 30, 2018 through one unanimous written consent of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who beneficially own more than 10% of a class of securities registered under Section 12 of the Exchange Act to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Directors, executive officers and greater than 10% stockholders are required by the rules and regulations of the SEC to furnish the Company with copies of all reports filed by them in compliance with Section 16(a).

Based solely upon a review of copies of Section 16(a) reports and representations received by us from reporting persons, and without conducting any independent investigation of our own, during the year ended June 30, 2018, all Forms 3, 4 and 5 were timely filed with the SEC by such reporting persons, with the exception of Ian Jacobs and Mark Tompkins, each of which did not file a Form 3, which were each due on October 28, 2017. Each of Mr. Jacobs and Mr. Tompkins have filed their respective Form 3 as of the date hereof.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and on the New Board Effective Date, the Board will initially be comprised of ten (10) directors, consisting of David M. Mott, Xufang Duan, M.D., Ph.D., Jason Fuller, Ph.D., George Kemble, Ph.D., Merdad Parsey, M.D., Ph.D., Gordon Ringold, Ph.D., Richard Rodgers, Beth Seidenberg, M.D., Jinzi Wu, Ph.D., and James F. Young, Ph.D., with Mr. Mott serving as our chairperson.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Peninsula Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to 3-V Biosciences, Inc., 155 Bovet Road, Suite 303, San Mateo, California 94402, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we may assume 3-V Bio’s existing equity incentive plans and concurrently amend and restate such plan and we may adopt a plan proposed by 3-V Bio that would be effective upon completion of the proposed Merger.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of April 12, 2019 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of April 12, 2019, 2,307,699 shares of our Common Stock were issued and outstanding (taking into account the 2.3077-for-1 forward stock split of our issued and outstanding shares of Common Stock, effective as of February 27, 2019). Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger		Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A, Boca Raton, FL 33431	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	150,000	(1)	6.5%
Mark Tompkins App 1, Via Guidino 23, 6900 Lugano-Paradiso Switzerland	Director	2,157,699	(2)	93.5%
All executive officers and directors (2 individuals)		2,307,699	(3)	100%

Other More than 5% Stockholders:
N/A		-		-

(1)	Consists of 150,000 shares of our Common Stock.
(2)	Consists of 2,157,699 shares of our Common Stock.
(3)	Consists of 2,307,699 shares of our Common Stock.

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the proposed Merger, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each expected director, director-elect and named executive officer of the Company and (iii) all expected officers, directors and directors-elect as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 23,384,465 shares of Common Stock issued and outstanding following the proposed Merger which includes the anticipated forfeiture and cancellation of an aggregate of 324,366 shares of our Common Stock by Mr. Tompkins and issuance of 16,667 shares of Common Stock to a service provider immediately prior to the Effective Time, but does not include (a) shares of Common Stock to be issued upon the consummation of a private placement offering of a minimum of 9,000,000 shares of Common Stock and a maximum of 12,333,333 shares of Common Stock (with an over-subscription option of up to an additional 1,666,667 shares of Common Stock) at a purchase price of $3.00 per share that we expect will be consummated immediately after the proposed Merger.

One or more persons in the table below may purchase shares of Common Stock in the private placement offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the private placement offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the private placement offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is 3-V Biosciences, Inc., 1999 S. Bascom Avenue, Suite 700, Campbell, California 95008.

Beneficial Owner Greater than 5% Stockholders	Shares of Common Stock Beneficially Owned (#)	Percentage of Common Stock Beneficially Owned (%)
Entities affiliated with New Enterprise Associates(1)	8,874,214	37.72%
KPCB Holdings, Inc., as nominee(2)	7,393,440	31.43%
AP11 Limited(3)	2,937,403	12.56%
Mark Tompkins	1,833,333	7.84%

Directors and Named Executive Officers
David M. Mott(4)	8,874,214	37.72%
Xufang Duan, M.D., Ph.D.(5)	979,134	4.19%
Jason Fuller, Ph.D.(6)	8,874,214	37.72%
George Kemble, Ph.D.(7)	125,750	*
Merdad Parsey, M.D., Ph.D.(8)	95,738	*
Gordon Ringold, Ph.D.(9)	6,247	*
Richard Rodgers(10)	5,252	*
Beth Seidenberg, M.D.(11)	7,393,440	31.43%
Jinzi Wu, Ph.D.(12)	2,937,403	12.56%
James F. Young, Ph.D.(13)	6,582	*
Dennis Hom	-	*
William McCulloch, M.B., Ch.B., FRCP, FFPM(14)	26,204	*
All directors and executive officers as a group (12 persons)(15)	20,449,964	85.58%

*	Indicates beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)	Consists of (i) 107 shares expected to be held by NEA Ventures 2009, Limited Partnership, or Ven 2009, (ii) 8,730,882 shares expected to be held by New Enterprise Associates 13, Limited Partnership, or NEA 13, and (iii) 143,225 shares expected to be issuable upon the exercise of a warrant to be held by NEA 13. The securities to be directly held by NEA 13 will be indirectly held by NEA Partners 13, L.P., or NEA Partners 13, the sole general partner of NEA 13, NEA 13 GP, LTD, or NEA 13 LTD, the sole general partner of NEA Partners 13 and each of the individual Directors of NEA 13 LTD. The individual Directors of NEA 13 LTD, collectively, the Directors, are Peter J. Barris, Forest Baskett, David M. Mott, and Scott D. Sandell. The securities to be directly held by Ven 2009 will be indirectly held by Karen P. Welsh, the general partner of Ven 2009. NEA Partners 13, NEA 13 LTD, and the Directors share voting and dispositive power with regard to the Company’s securities to be directly held by NEA 13. Karen P. Welsh has voting and dispositive power with regard to the shares of the Company’s securities to be directly held by Ven 2009. David M. Mott and Jason Fuller, Ph.D., who will become members of the Company’s board of directors, are a General Partner at NEA and a Principal at NEA, respectively. All indirect holders of the above referenced securities disclaim beneficial ownership of all applicable securities except to the extent of their actual pecuniary interest therein. The address of New Enterprise Associates is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(2)	Consists of approximately 4,814,392 shares of common stock that will be held by KPCB Pandemic and Bio Defense Fund, LLC, or KPCB PBD, approximately 17,139 shares of common stock that will be held by KPCB PBD Founders Fund, LLC, or KPCB PBD FF, and approximately 3,284,463 shares of common stock that will be beneficially owned by individuals and entities associated with Kleiner Perkins Caufield & Byers and held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. All shares will be held for convenience in the name of "KPCB Holdings, Inc., as nominee" for the accounts of such individuals and entities, KPCB PBD, and KPCB PBD FF. The managing member of KPCB PBD and KPCB PBD FF is KPCB PBD Associates, LLC, or KPCB PBD Associates. Brook H. Byers, L. John Doerr, Raymond J. Lane and Theodore E. Schlein, the managing members of KPCB PBD Associates, exercise shared voting and dispositive control over the shares held by KPCB PBD and KPCB PBD FF and none of whom has veto power. The address for KPCB Holdings, Inc., as nominee is 2750 Sand Hill Road, Menlo Park, CA 94025, Attn: Accounting.
(3)	AP11 Limited is an affiliate of Ascletis. The address for AP11 Limited is 12/F, Building D, No. 198 Qidi Road, HIPARK, Xiaoshan District, Hangzhou China, 311200.
(4)	Consists of the shares listed in Footnote 1 above. Mr. Mott disclaims beneficial ownership of all the shares listed in Footnote 1 above except to the extent of his pecuniary interest therein, if any.
(5)	Consists of shares held by Qianhai Ark (Cayman) Investment Co, or Qianhai Ark. The shares to be directly held by Qianhai Ark will be indirectly held by Qianhai Fund of Funds, the beneficial owner of Qianhai Ark. Dr. Duan is the executive director of Qianhai Fund of Funds and exercises shared voting and dispositive control over the shares held by Qianhai Ark. Dr. Duan disclaims beneficial ownership of all the shares held of record by Qianhai Ark except to the extent of her pecuniary interest therein.
(6)	Consists of the shares listed in Footnote 1 above. Dr. Fuller has no voting or dispositive power with regard to the shares listed in Footnote 1 above. Dr. Fuller disclaims beneficial ownership of all the shares listed in Footnote 1 above except to the extent of his pecuniary interest therein, if any.
(7)	Consists of 125,750 shares of common stock that would be issuable to Dr. Kemble pursuant to options exercisable within 60 days of March 31, 2019, of which no shares would be subject to repurchase as of such date.
(8)	Includes 61,739 shares of common stock that would be issuable to Dr. Parsey pursuant to options exercisable within 60 days of March 31, 2019, of which no shares would be subject to repurchase as of such date.
(9)	Consists of 6,247 shares of common stock that would be issuable to Dr. Ringold pursuant to options exercisable within 60 days of March 31, 2019, of which no shares would be subject to repurchase as of such date.
(10)	Consists of 5,252 shares of common stock that would be issuable to Mr. Rodgers pursuant to options exercisable within 60 days of March 31, 2019, of which no shares would be subject to repurchase as of such date.
(11)	Consists of the shares listed in Footnote 2 above. Dr. Seidenberg is a general partner at Kleiner Perkins. Dr. Seidenberg disclaims beneficial ownership of all the shares listed in Footnote 2 above except to the extent of her pecuniary interest therein, if any.
(12)	Consists of the shares listed in Footnote 3 above. Dr. Wu is the chief executive officer of Ascletis. Dr. Wu disclaims beneficial ownership of all the shares held of record by Ascletis except to the extent of his pecuniary interest therein.
(13)	Consists of 6,582 shares of common stock that would be issuable to Dr. Young pursuant to options exercisable within 60 days of March 31, 2019, of which no shares would be subject to repurchase as of such date.
(14)	Consists of 26,204 shares of common stock that would be issuable to Dr. McCulloch pursuant to options exercisable within 60 days of March 31, 2019, of which no shares would be subject to repurchase as of such date.
(15)	Includes (i) 19,938,816 shares of common stock that will be beneficially owned by the directors and named executive officers, of which no shares would be subject to repurchase by us as of May 30, 2019 and (ii) 231,774 shares that would be issuable pursuant to options exercisable within 60 days of March 31, 2019, of which no shares would be subject to repurchase as of such date.

Changes in Control

Except as contemplated by the Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Peninsula Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors.